EXHIBIT 16

ERNST & YOUNG LLP [LOGO]


May 31, 1996

Securities and Exchange Commission
Washington, D.C. 20549

     RE:  Change in Certifying Auditors - Michigan Financial Corporation

Dear Commissioner:

We have read the letter addressed to our firm dated May 29, 1996 from Michigan Financial Corporation and a draft of their Form 8K to be filed with your office in accordance with Item 304(a) of Regulation S-K. We concur with the registrant's statement that during the two years ended December 31, 1995 and the period subsequent to December 31, 1995 to the date of this letter there have been no disagreements on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement, if not resolved to our satisfaction, would have caused us to make reference to the subject matter of the disagreement in connection with our report. We did not resign from this engagement.


                                             /s/ Ernst & Young LLP